UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: August 14, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: August 14, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

2Q	RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007

TECK COMINCO REPORTS SECOND QUARTER RESULTS FOR 2007

Don Lindsay, President and CEO said, “Our core operations continued to perform well in the second quarter and prices for our major products remain high by historical standards. Our net earnings of $485 million were in line with our expectations, but were below second quarter earnings in 2006 because of lower coal prices and lower copper sales volumes. At Highland Valley Copper, less ore was processed as a result of the push-back to extend the mine life and at our Antamina mine, sales volumes were reduced due to the timing of shipments at quarter end and the mix of ore types being mined and processed during the quarter.”

“We’ve also made substantial progress in our business development activities during the quarter. We’ve made a $4.1 billion friendly offer to acquire all outstanding shares of Aur Resources for a combination of cash and shares of Teck Cominco. We agreed with NovaGold Resources to form a 50/50 partnership to build the Galore Creek copper-gold mine in northwestern British Columbia and we announced a work program to advance the development of the Petaquilla copper project in Panama” said Mr. Lindsay. “We also acquired a 50% interest in Lease 14 from UTS Energy Corporation and announced the design basis memorandum and preliminary cost estimate for the Fort Hills oil sands project.”

Financial Highlights and Significant Items

•

Unaudited net earnings were $485 million or $1.14 per share in the second quarter compared with $613 million or $1.48 per share in the second quarter of 2006. After adjusting for final pricing adjustments and unusual and non-recurring items, our net earnings were $434 million or $1.02 per share compared with $500 million and $1.20 per share in the second quarter of 2006. The reduction was due mainly to lower coal prices, and lower sales volumes at our Highland Valley and Antamina copper mines.

•	Cash flow from operations before changes to non cash working capital items was $579 million in the second quarter compared with $669 million in the second quarter of 2006.
•	Our Pogo gold mine and Lennard Shelf zinc mine both reached commercial production in the second quarter.
•

The first concentrate shipment left the Red Dog mine on July 5, 2007, 19 days earlier than in 2006. Total shipments for the 2007 shipping season are expected to be approximately 1.0 million tonnes of zinc concentrate and 260,000 tonnes of lead concentrate.

•	We have recently taken a number of important steps to strengthen our copper portfolio:
•

In July, we made a $4.1 billion friendly offer to acquire all the outstanding shares of Aur Resources Inc. If completed, the acquisition will add over 200 million pounds to our annual copper production and will be immediately accretive to our earnings and cash flow after adjusting for non-recurring items relating to the acquisition.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Additional corporate information is available on the Internet at http://www.teckcominco.com

•

we agreed to form a 50/50 partnership with NovaGold Resources Inc. which will develop the Galore Creek copper-gold mine located in northwestern British Columbia. Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually during the first five years of operations.

•

with Inmet Mining Corporation, Petaquilla Minerals Ltd. and Petaquilla Copper Ltd., we announced a comprehensive work program to advance the Petaquilla copper project in Panama. We can earn a 26% interest in the project by funding 52% of the development costs of the project through to production.

•	Significant developments with our oil sands assets in the second quarter included:

•

along with Petro-Canada and UTS Energy Corporation, we announced the adoption of a formal design basis memorandum and preliminary cost estimate for the Fort Hills oil sands project. The Fort Hills project is expected to be developed in two separate phases. The first phase is projected to produce 140,000 barrels per day (b/d) of synthetic crude oil beginning in the second quarter of 2012 with preliminary capital costs of $14.1 billion, excluding Front End Engineering and Design (FEED) engineering and third-party capital. Preliminary capital costs for the second phase are projected at $12.1 billion and production is expected to increase to 280,000 b/d by 2014.

•

we acquired a 50% interest in Lease 14 from UTS Energy Corporation for a price based on a value of $1.00 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of approximately 400 million barrels.

•

Pursuant to our normal course issuer bid, we acquired 9.1 million Class B subordinate voting shares during the second quarter at a cost of $416 million. We have now acquired a total of 13.1 million shares at a cost of $577 million under this program.

2	Teck Cominco Limited 2007 Second Quarter Report

Management’s Discussion and Analysis of Financial Position and Results of Operations

This discussion and analysis of financial condition and results of operations of Teck Cominco Limited is prepared as at July 30, 2007, and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited and the notes thereto for the three and six months ended June 30, 2007 and with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2006. In this discussion, unless the context otherwise dictates, a reference to the company or us, we or our refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page [20].

Earnings

Net earnings were $485 million or $1.14 per share in the second quarter compared with $613 million or $1.48 per share in the second quarter of 2006. Earnings were lower in 2007 due to a number of items, some of which are unusual or non-recurring. The reconciliation of earnings to adjusted net earnings presented below removes the effects of final pricing adjustments and these unusual or non recurring items.

Adjusted Net Earnings (1)

A reconciliation of our net earnings to adjusted net earnings is provided below:

	Three months ended June 30		Six months ended June 30
(in millions of dollars)	2007	2006	2007	2006

Net earnings from continuing operations, as reported	$ 480	$ 600	$ 870	$ 1,048
Add (deduct) the after-tax effect of:
Negative (positive) final pricing adjustments	(40)	(70)	53	(44)
Gain on sale of investments	(6)	(4)	(10)	(62)
Tax rate adjustment	-	(26)	-	(26)

	(46)	(100)	43	(132)

Adjusted net earnings	$ 434	$ 500	$ 913	$ 916

1)  This management’s discussion and analysis refers to adjusted net earnings, which is not a measure recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and does not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in disclosing adjusted earnings. This measure may differ from those made by and may not be comparable to such measures as reported by other issuers. We disclose this measure, which has been derived from our financial statements and applied on a consistent basis, because we believe it is of assistance in understanding the results of our operations and financial position and is meant to provide further information about our financial results to shareholders.

Adjusted net earnings of $434 million for the quarter were lower than the $500 million earned in the previous year. This is primarily the result of lower coal prices and lower sales volumes at Highland Valley Copper and Antamina. Highland Valley Copper throughput has been reduced during the current push-back phase, which is being undertaken to extend the mine life. The lower copper sales volumes at Antamina were due to the timing of shipments at quarter end and lower ore grades during the quarter. The lower grades relate to the mix of ores mined and grades are expected to improve in the second half of the year.

3	Teck Cominco Limited 2007 Second Quarter Report

Net earnings in the second quarter are typically weaker than other quarters due to seasonally lower sales from our Red Dog mine in Alaska. Sales volumes of zinc concentrates from Red Dog in the second quarter represented approximately 12% of its expected annual sales and there were no lead sales from the mine in the quarter, as market inventories had been depleted in the previous quarter.

Net earnings for the first half of the year were $845 million compared with $1.1 billion in the first half of 2006. Year-to-date net earnings were higher in 2006 due partly to positive final pricing adjustments of $44 million in 2006 compared with negative final pricing adjustments of $53 million in 2007 on an after-tax basis. In 2006 we also benefited from significantly higher coal revenues, after-tax gains of $62 million from the sale of investments and positive tax adjustments of $26 million.

LME zinc and copper prices in the second quarter averaged US$1.66 per pound and US$3.47 per pound respectively, increasing slightly from US$1.49 and US$3.27 per pound respectively in the second quarter of 2006. A lower Canadian dollar exchange rate of 1.10 in the second quarter compared with 1.12 a year ago partially offset these higher metal prices. Coal prices averaged US$101 per tonne in the second quarter down 13% from US$116 per tonne last year.

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items, was $579 million in the second quarter compared with $669 million in the second quarter of 2006, with the reduction due to lower earnings in the period. There was a substantial increase in working capital in the period due to large final tax and royalty payments on 2006 earnings which were the main reason for the decrease in cash flows from operations when compared to last year.

Cash flow from operations before changes in non-cash working capital items was $1.0 billion for the six months ended June 30, 2007, compared with $1.1 billion in 2006.

Revenues

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 6 and 7. Average commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table below.

Average Metal Prices and Exchange Rate

	Second Quarter			Six months ended June 30
	2007	2006	% Change	2007	2006	% Change

Zinc (LME Cash – US$/pound)	1.66	1.49	+11%	1.61	1.26	+28%
Lead (LME Cash – US$/pound)	0.99	0.50	+98%	0.90	0.53	+70%
Copper (LME Cash – US$/pound)	3.47	3.27	+6%	3.08	2.76	+12%
Molybdenum (published price* – US$/pound)	31	23	+35%	28	24	+17%
Gold (LME PM fix – US$/ounce)	668	629	+6%	659	591	+12%
Coal (realized – US$/tonne)	101	116	-13%	103	119	-13%
Cdn/US exchange rate (Bank of Canada)	1.10	1.12	-2%	1.13	1.14	-1%
* Published major supplier selling price in Platts Metals Week.

Revenues from operations in the second quarter of 2007 were in line with last year at $1.6 billion. Trail’s revenue increased by $80 million from a year ago due mostly to higher zinc and lead prices. This was offset by lower coal revenues of $29 million due mainly to lower coal prices and reduced revenues from base metals operations due primarily to lower copper sales volumes.

4	Teck Cominco Limited 2007 Second Quarter Report

Sales of metals in concentrate are recognized in revenue when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of the final pricing adjustments we recognized on any price changes will be reduced by any price participation deductions as provided in the smelting and refining agreements. In the second quarter of 2007 we had positive final pricing adjustments of $62 million ($40 million after-tax) compared with positive price adjustments of $107 million ($70 million after-tax) in 2006.

At March 31, 2007, outstanding receivables included 155 million pounds of copper provisionally valued at

US$3.12 per pound and 192 million pounds of zinc provisionally valued at US$1.49 per pound. During the second quarter of 2007, 132 million pounds of copper included in the March 31, 2007 receivables were settled at an average final price of US$3.46 per pound and 176 million pounds of zinc were settled at an average final price of US$1.67 per pound resulting in positive final pricing adjustments of $62 million ($40 million on an after-tax basis) in the quarter. At June 30, 2007, outstanding receivables included 136 million pounds of copper provisionally valued at US$3.42 per pound and 144 millionpounds of zinc provisionally valued at

US$1.50 per pound.

5	Teck Cominco Limited 2007 Second Quarter Report

PRODUCTION AND SALES (Note 1)

	Production				Sales
	Second Quarter		Year to Date		Second Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006

TRAIL

Refined Zinc (thousand tonnes)	74	73	149	147	77	74	143	149

Refined Lead (thousand tonnes)	20	21	42	45	21	21	41	44

Surplus Power (GW.h)	−	–	–	–	374	291	622	540

BASE METALS (Note 2)

Zinc (thousand tonnes)
Red Dog	142	133	287	268	71	58	206	173
Antamina	22	10	38	16	24	6	36	14
Pend Oreille	7	11	13	20	7	11	13	20
Lennard Shelf (Note 3)	5	–	6	–	2	–	2	–
	176	154	344	304	104	75	257	207

Lead (thousand tonnes)
Red Dog	31	28	64	58	–	–	7	5
Pend Oreille	1	2	2	3	1	2	2	3
Lennard Shelf (Note 3)	2	–	2	–	–	–	–	–
	34	30	68	61	1	2	9	8

Copper (thousand tonnes)
Highland Valley Copper	35	42	71	78	40	44	74	87
Antamina	18	20	35	43	15	27	31	39
	53	62	106	121	55	71	105	126

Molybdenum (thousand pounds)
Highland Valley Copper	824	1,017	1,722	2,199	982	1,050	1,912	2,106
Antamina	725	791	1,149	1,720	706	922	1,574	1,946
	1,549	1,808	2,871	3,919	1,688	1,972	3,486	4,052

GOLD

Gold (thousand ounces)
Hemlo	40	52	79	105	39	49	79	105
Pogo (Note 3)	30	15	48	22	23	14	37	17
Other	3	3	6	6	3	3	6	5
	73	70	133	133	65	66	122	127

COAL

Coal (thousandtonnes)
Elk Valley Coal (Note 4)	2,496	2,190	4,542	4,484	2,515	2,305	4,407	4,325

Notes:

(1)   The table presents our share of production and sales volumes.

(2)   Production and sales volumes of base metal mines refer to metals contained in concentrate.

(3)   Lennard Shelf and Pogo operations began commercial production on April 1, 2007, and results from operations are included in earnings from that date.

(4)   Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

6	Teck Cominco Limited 2007 Second Quarter Report

REVENUES, DEPRECIATION AND OPERATING PROFIT

QUARTER ENDED JUNE 30
			Depreciation		Operating
($ in millions)	Revenues		and Amortization		Profit
	2007	2006	2007	2006	2007	2006

Smelting and Refining
Trail (including power sales)	$531	$451	$11	$12	$118	$112

Base Metals
Red Dog	176	146	9	8	119	102
Pend Oreille	21	29	6	4	1	16
Lennard Shelf (Note 1)	6	–	1	–	3	–
Highland Valley Copper	364	421	11	9	258	326
Antamina	233	252	8	9	175	211
Inter-segment sales and other	(93)	(97)	–	–	15	4
	707	751	35	30	571	659

Gold
Hemlo	28	37	5	5	(4)	4
Pogo (Note 1)	17	–	6	–	–	–
	45	37	11	5	(4)	4

Coal
Elk Valley Coal (Note 2)	278	307	11	10	79	119

TOTAL	$1,561	$1,546	$68	$57	$764	$894

SIX MONTHS ENDED JUNE 30
			Depreciation		Operating
($ in millions)	Revenues		and Amortization		Profit
	2007	2006	2007	2006	2007	2006

Smelting and Refining
Trail (including power sales)	$1,017	$814	$23	$23	$238	$183

Base Metals
Red Dog	422	362	23	20	265	240
Pend Oreille	37	47	11	8	–	22
Lennard Shelf (Note 1)	6	–	1	–	3	–
Highland Valley Copper	625	720	20	19	436	531
Antamina	395	386	16	15	289	301
Inter-segment sales and other	(189)	(183)	–	–	16	(13)
	1,296	1,332	71	62	1,009	1,081

Gold
Hemlo	59	74	12	12	(6)	8
Pogo (Note 1)	17	–	6	–	–	–
	76	74	18	12	(6)	8

Coal
Elk Valley Coal (Note 2)	512	599	20	17	143	246

TOTAL	$2,901	$2,819	$132	$114	$1,384	$1,518

Note:

1)    Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.

2)    Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

7	Teck Cominco Limited 2007 Second Quarter Report

Operations

Trail Smelter and Refineries (100%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Zinc production (000’s tonnes)	74.4	72.8	149.1	147.2
Lead production (000’s tonnes)	20.3	21.1	41.8	44.6
Zinc sales (000’s tonnes)	76.6	74.0	142.6	148.9
Lead sales (000’s tonnes)	21.2	21.1	40.9	44.3
Surplus power sold (GW.h)	374	291	622	540
Power price (US$/megawatt hr)	46	28	47	39
Cost of sales ($ millions)
Concentrates	291	235	536	421
Operating costs	87	73	175	150
Distribution costs	24	19	45	37
Operating profit ($ millions)
Metal operations	103	107	213	169
Power	15	5	25	14

Trail metal operations operating profit of $103 million in the second quarter was slightly lower than a year ago. Significantly lower base treatment charges in 2007 (compared with 2006) offset our participation in higher zinc and lead prices.

Refined zinc production increased slightly from a year ago, while refined lead production declined by 4% due to higher impurities in feed materials. Sales volumes of refined zinc in the second quarter were slightly higher than a year ago due to the shift of some sales volumes from the first quarter of 2007. The cost of products sold increased primarily as a result of the increased price of purchased lead and zinc concentrates and higher sales volumes. Operating costs also increased due to the timing of non-routine maintenance projects and higher labour costs.

Operating profit from surplus power sales in the second quarter tripled to $15 million compared with a year ago due to significantly higher sales volumes and realized power prices. The additional volumes were a result of additional generating capacity and the timing of sales, as our power arrangements provide significant flexibility in determining the volume of sales in each period.

Our Pend Oreille mine ships all of its zinc and lead concentrates to our Trail metal operations. Pend Oreille’s zinc production in the second quarter declined to 7,000tonnes compared with 11,000 tonnes last year due to a decline in ore grades. Operating profit from the mine in the second quarter was$1 million compared with $16 million last year due to the lower production and higher operating costs.

8	Teck Cominco Limited 2007 Second Quarter Report

Red Dog (100%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	797	780	1,687	1,539
Zinc grade (%)	20.6	20.4	20.1	21.0
Lead grade (%)	6.0	5.9	5.9	6.2
Zinc recovery (%)	86.4	83.8	84.7	83.0
Lead recovery (%)	65.5	61.3	64.8	60.0
Zinc production (000’s tonnes)	142.0	133.2	286.7	268.6
Zinc sales (000’s tonnes)	71.1	58.3	206.0	173.2
Lead production (000’s tonnes)	31.6	28.0	64.1	57.6
Lead sales (000’s tonnes)	–	–	6.7	4.6
Cost of sales (US$ millions)
Operating costs	20	14	58	39
Distribution costs	11	8	31	24
Royalties	13	10	28	26
Operating profit ($ millions)	119	102	265	240

Red Dog’s operating profit in the second quarter was $119 million which included $17 million of positive final pricing revenue adjustments. This compares with an operating profit of $102 million in the second quarter of 2006 which had included $29 million of positive final pricing revenue adjustments.

Zinc production in the second quarter of 142,000tonnes was 7% higher than a year ago partly due to additional mill throughput and higher mill recoveries. These were the result of the more amenable ores processed in the period. Lead production increased by 13% to 31,600 tonnes compared with last year also as a result of higher ore grades and improved mill recoveries due to the type of ore processed in the quarter.

The first shipment left the port on July 5, 2007 with planned shipments of approximately 1.0 million tonnes of zinc concentrate and 260,000 tonnes of lead concentrate. This is 19 days earlier than last year when similar volumes were shipped. Zinc sales in the third and fourth quarter are expected to be approximately 160,000 tonnes and 210,000 tonnes of metals in concentrate, respectively. Actual sales are dependent on our shipping schedule, which can be impacted by weather conditions.

Under a royalty agreement with NANA Regional Corporation Inc. (NANA), we pay NANA an annual advance royalty equal to 4.5% of Red Dog mine’s net smelter return. After we recover certain capital expenditures, including an interest factor, we must pay NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Net proceeds are calculated based on net cash flow from product sales after deduction of distribution and operating costs less capital expenditures, an interest allowance, a selling and management fee and a charge for estimated reclamation and closure costs. Advance royalties previously paid are recoverable against the 25% royalty on net proceeds of production. In the fourth quarter of 2006, capital expenditures, including an interest factor, were fully recovered. As at June 30, 2007, the unrecovered cumulative amount of advance royalty payments was US$19 million. We estimate that the payment of the 25% royalty to NANA will commence in the third quarter of 2007. The actual timing will depend on metal prices, sales volumes and other items affecting the calculation of net proceeds.

9	Teck Cominco Limited 2007 Second Quarter Report

Lennard Shelf (50%)

	Three months ended June 30	Six months ended June 30(1)
100%	2007	2007

Tonnes milled (000’s)	236	281
Zinc grade (%)	5.4	5.3
Lead grade (%)	1.8	1.8
Zinc recovery (%)	88.1	87.1
Lead recovery (%)	72.0	72.9
Zinc production (000’s tonnes)	11.2	12.9
Zinc sales (000’s tonnes)	4.1	4.1
Lead production (000’s tonnes)	3.0	3.7
Lead sales (000’s tonnes)	0.5	0.5
Cost of sales (AUS$ million - 50%)
Operating costs	11	19
Distribution costs	1	1
Company’s share of operating profit ($ millions)	3	3

(1) Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.

Our 50% share of Lennard Shelf’s operating profit was $3 million in the second quarter.

The Lennard Shelf mine began commercial production during the second quarter, with production of 11,200 tonnes of zinc and 3,000 tonnes of lead. Concentrate inventories were accumulated since the mill start up in February and the first zinc shipment occurred in early June.

The mill operated at 98% of planned capacity in the second quarter and it is expected that mill production will temporarily increase in the second half of the year as stockpiled ore from the first quarter is processed. Zinc grades are expected to improve in the second half of the year as more working areas are developed in the higher grade areas of the mine. Annual zinc production is estimated at 58,000tonnes for 2007.

10	Teck Cominco Limited 2007 Second Quarter Report

Antamina (22.5%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)
Copper-only ore	4,883	4,876	9,060	10,745
Copper-zinc ore	3,150	2,320	6,814	4,000
	8,033	7,196	15,874	14,745

Copper grade ¹(%)	1.16	1.43	1.13	1.45
Zinc grade¹ (%)	3.32	2.31	2.84	2.20
Copper recovery¹ (%)	88.4	90.7	87.8	90.6
Zinc recovery ¹(%)	88.0	85.6	86.4	83.0
Copper production (000’s tonnes)	81.0	89.4	155.4	190.6
Copper sales (000’s tonnes)	63.7	87.7	139.1	172.3
Zinc production (000’s tonnes)	97.1	44.1	169.3	70.4
Zinc sales (000’s tonnes)	106.6	26.7	160.7	60.3
Molybdenum production (000’s pounds)	3,222	3,513	5,106	7,642
Molybdenum sales (000’s pounds)	3,136	4,095	6,995	8,648
Cost of sales (US$ millions - 22.5%)
Operating costs	19	15	43	34
Distribution costs	5	3	9	7
Royalties and other²	20	10	27	21
Company’s share of operating profit ($ millions)	175	211	289	301

Note:

1)    Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

2)    Includes royalties, worker participation and voluntary social contribution.

Our 22.5% share of Antamina’s operating profit in the second quarter was $175 million,which included positive final pricing adjustments of $16 million.This compared with operating profits of $211 million which included $15 million of positive final pricing adjustments.

A change in the mix of ore types mined and substantially lower grades in copper-only ore resulted in lower average copper grades and higher average zinc grades milled in the quarter compared with last year. Continuous improvement initiatives including ore blending and a mine to mill optimization project allowed mill throughput to increase by 12%. The overall result was a 9% decline in copper production and 120% increase in zinc production compared with a year earlier. Molybdenum production declined slightly in the second quarter compared with a year ago also due to the change in the ore mix. The mine expects copper grades to increase in the second half of the year as different areas of the pit are mined and less stockpiled ore is processed.

Copper sales volumes of 63,700 tonnes were significantly lower than last year due to the lower production and timing of sales, as some copper shipments have been delayed to the third quarter. Zinc sales volumes quadrupled to 106,600 tonnes from 26,700 tonnes as a result of the higher production and the timing of sales.

11	Teck Cominco Limited 2007 Second Quarter Report

Highland Valley Copper (97%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	9,610	11,595	19,514	22,500
Copper grade (%)	0.399	0.419	0.404	0.394
Copper recovery (%)	93.7	90.5	92.0	90.9
Copper production (000’s tonnes)	35.6	43.8	72.7	80.5
Copper sales (000’s tonnes)	40.8	44.7	75.4	89.3
Molybdenum production (000’s pounds)	845	1,044	1,766	2,256
Molybdenum sales (000’s pounds)	1,008	1,077	1,961	2,160
Cost of sales ($ millions)
Operating costs	86	76	152	150
Distribution costs	9	10	17	20
Operating profit ($ millions)	258	326	436	531

Operating profit in the second quarter was $258 million and included positive final pricing adjustments of $29 million. This compared with operating profit of $326 million in the second quarter of 2006 which had included $62 million of positive final pricing adjustments. After adjusting for final pricing adjustments, operating profit was $229 million in the quarter compared with $264 million in 2006. The reduction was primarily due to lower sales volumes.

Copper production at Highland Valley Copper in the second quarter declined by 19% to 35,600 tonnes. This was due to lower ore throughput and was the result of a harder ore mix from the Highmont and Valley pits during this phase of the mine life extension program. Molybdenum production also declined by 19% in the second quarter compared with a year ago, due to the throughput reduction.

Copper sales volumes were higher than production in the second quarter due to timing of shipments, but were 9% lower than last year as a result of the reduced production levels. Molybdenum sales volumes were 6% lower than last year mainly as a result of the lower production levels. After refining charges and settlement adjustments, the mine realized a molybdenum price of US$28 per pound compared with US$24 per pound a year ago.

The Valley pit east wall push-back is on schedule and one of the two in pit crusher and conveyer systems was relocated to the pit rim by the end of June. The second crusher was relocated in July. With the ongoing development work, Highland Valley’s copper production for 2007 is expected to be approximately 142,000 tonnes compared with 171,000 tonnes in 2006.

Hemlo Gold Mines (50%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	737	837	1,454	1,646
Grade (g/tonne)	3.6	4.1	3.6	4.2
Mill recovery (%)	93.8	94.2	93.7	93.8
Production (000’s ounces)	79.4	102.7	157.4	209.6
Sales (000’s ounces)	77.4	98.2	158.5	209.8
Cash operating cost per ounce (US$)	612	478	575	443
Company’s share of operating profit (loss) ($ millions)	(4)	4	(6)	8

Our share of Hemlo’s operating loss was $4 million in the second quarter compared with an operating profit of $4 million last year as a result of significantly lower gold production.

12	Teck Cominco Limited 2007 Second Quarter Report

Gold production at Hemlo declined by 23% to 79,400 ounces in the second quarter compared with last year, but was in-line with revised production forecasts. The backfill failure underground at the Williams mine early this year has resulted in the rescheduling of higher grade stopes. A strategic review of the life of mine plan and operating cost structure is nearing completion.

Cash operating costs increased to US$612 per ounce compared with US$478 per ounce in the second quarter of 2006 due mainly to the effect of the lower production. The average realized gold price in the second quarter was US$668 per ounce, higher than US$629 per ounce in 2006, but was offset by the effect of a stronger Canadian dollar and lower hedging gains.

Pogo Gold Mine (40%)

	Three months ended June 30	Six months ended June 30(1)
100%	2007	2007

Tonnes milled (000’s)	191	297
Grade (g/tonne)	15.0	15.1
Mill recovery (%)	83.5	84.0
Production (000’s ounces)	76.9	121.3
Sales (000’s ounces)	56.7	91.5
Cash operating cost per ounce (US$)	460	N/A
Company’s share of operating profit ($ millions)	-	-

(1)	Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.

The Pogo mine, which began production in early 2006, achieved commercial production in April 2007 and the operation broke even in the quarter. Gold production of 76,900 ounces in the second quarter was lower than full capacity as mill operations are still being optimized. Ore grades were also below plan due to stope sequencing and higher than expected dilution. Efforts to improve mine production and optimize mill recoveries are ongoing and gold production is expected to improve in the third and fourth quarters. Pogo’s cash costs in the second quarter were US$460 per ounce, including the effect of higher inventoried production costs prior to the commencement of commercial production.

Gold sales in the second quarter of 56,700 ounces were lower than production due to the timing of the shipments. The average realized gold price was US$664 per ounce in the quarter.

Elk Valley Coal Partnership (40%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Coal production (000’s tonnes)	6,241	5,476	11,355	11,358
Coal sales (000’s tonnes)	6,287	5,762	11,018	10,942
Average sale price (US$/tonne)	101	116	103	119
Average sale price (Cdn$/tonne)	111	133	116	138
Cost of product sold (Cdn$/tonne)	41	40	43	40
Transportation (Cdn$/tonne)	35	37	36	38
Company’s share of operating profit ($ millions)*	79	119	143	246
* Results of the Elk Valley Coal Partnership represent the company’s 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

Our 40% share of Elk Valley’s Coal operating profit in the second quarter was $79 million compared with $119 million last year due mainly to a lower realized coal price, partly offset by higher sales volumes.

13	Teck Cominco Limited 2007 Second Quarter Report

Coal sales volumes of 6.3 million tonnes in the second quarter were 9% higher than a year ago, which reflects stronger global demand for hard coking coal in 2007. On a year-to-date basis, coal sales volumes of 11.0 million tonnes were similar to 2006, as the increased volumes in the second quarter were offset by lower volumes in the first quarter of 2007 caused by rail transportation problems.

Unit cost of product sold increased slightly to $41 per tonne in the second quarter of 2007 compared with $40 per tonne in the second quarter of 2006. The unit cost of product sold increased by 8% to $43 per tonne year-to-date in 2007 compared with $40 per tonne in 2006 due primarily to the unplanned shutdowns in the first quarter of 2007 caused by rail transportation problems. Costs were also affected by the labour contracts settled in the second half of 2006 and inflation in the costs of fuel, tires and other consumables.

Transportation costs decreased by 6% to $35 per tonne for the second quarter of 2007 compared with $37 per tonne in the second quarter of 2006. On a year-to-date basis, unit transportation costs decreased by 5% to $36 per tonne compared with $38 per tonne in 2006. The decreases in transportation costs for the quarter and year-to-date are due primarily to lower average selling prices, upon which certain rail and port rates are based. Vessel demurrage costs increased by approximately $2 per tonne for both the second quarter and the year-to-date periods due to the continuing low inventories at the ports and longer vessel wait times caused by the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007.

The labour agreement at Elk Valley’s Cardinal River mine expired at the end of June. Negotiations for a new agreement are in progress.

Costs and Expenses

Administration expense of $34 million in the second quarter was $18 million higher than a year ago mainly due to higher stock-based compensation expense, which reflected the appreciation in the value of the company’s shares.

Interest expense of $21 million in the second quarter was $3 million lower than a year ago as debt levels declined due to the repayment of the Inco exchangeable debentures in the fourth quarter of 2006.

Other income and miscellaneous expenses were $55 million, similar to a year ago. Higher interest income was offset by mark-to-market losses of $8 million on certain exploration company warrants held for investment purposes

Income and resource taxes of $251 million were 34% of pre-tax earnings in the second quarter, slightly higher than the 32% rate recorded in 2006. In the second quarter of 2006, the company recorded a one time tax reduction of $26 million due to the enactment of lower tax rates in Canada.

Earnings from discontinued operation relates to contingent consideration resulting from the sale of our Cajamarquilla refinery that occurred in 2004.

Financial Position and Liquidity

Cash flow from operations before non-cash working capital changes was $579 million in the second quarter compared with $669 million last year. Non-cash working capital changes included final tax installments on 2006 earnings of $125 million and $115 millionrelated to royalties payable on 2006 earnings. Significant tax installments are paid after year end for years such as 2006 when taxable earnings have seen a large increase over the previous year.

Capital expenditures and investments totalled $192 million in the second quarter. Capital expenditures were $143 million of which $41 million was on sustaining capital expenditures, $35 million on the Highland Valley Copper mine life extension project, and $27 million on other development projects. We also made strategic investments of $25 million in the period and invested $24 million into the Fort Hills oil sands project and $40 million on other oil sands leases.

14	Teck Cominco Limited 2007 Second Quarter Report

In the second quarter we acquired a further 9.1 million Class B subordinate voting shares under our announced normal course issuer bid at a cost of $416 million bringing the total number of shares acquired under this program to 13.1 million shares at a cost of $577 million.

As a result of the share split, our semi-annual eligible dividend for both classes of shares is now $0.50 per share. The semi-annual dividend totalled $210 millionand was paid on July 3, 2007.

Our cash position declined by $604 million in the quarter to $4.2 billion at June 30, 2007. Long-term debt totalled $1.4 billion, and we had bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $853 million.

Comprehensive Income

The company now reports comprehensive income having adopted the new accounting standards for financial instruments which were effective for Canadian companies on January 1, 2007. The most significant components of other comprehensive income were the unrealized mark-to-market gains on the company’s portfolio of marketable securities and currency translation adjustments on self-sustaining foreign subsidiaries. The company’s marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration projects. These gains are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in regular earnings.

Corporate Development

We have recently taken a number of important steps that we expect will add substantial new, long life copper and oil sands assets to the company’s portfolio.

The most significant step was our offer to acquire all of the outstanding shares of Aur Resources for cash and Teck Cominco shares totalling $4.1 billion. If completed, the transaction would immediately add over 200 million pounds, or 43%, to our annual copper production and is expected to be immediately accretive to our earnings and cash flow. Aur’s primary assets are the Andacollo (90% owned) and Quebrada Blanca (76.5% owned) copper mines in Chile. Aur is currently developing a hypogene deposit at Andacollo that should be completed in 2009. In addition, Aur recently commenced production at its Duck Pond copper-zinc mine in Newfoundland. If successful, the acquisition of Aur will increase our proven and probable copper reserves by approximately 100% and our measured and indicated copper resources by approximately 60% on a contained copper basis. Aur’s Board of Directors has unanimously recommended that Aur shareholders accept the offer. The Support Agreement contains standard deal protection terms including a “no shop” provision and “break fee” of $140 million. The offer to acquire Aur is open for acceptance until August 21, 2007.

In May 2007, Teck Cominco and NovaGold Resources Inc. announced an agreement to form a 50/50 partnership to develop and operate the Galore Creek copper-gold deposit in northwest British Columbia. To earn our 50% interest in the partnership, Teck Cominco will fund approximately US$478 million (C$520 million) in development costs. Thereafter, each company will be responsible for funding its pro rata share of development and operating costs. NovaGold will also be entitled to receive up to US$50 million of preferential distributions once the mine is fully operational if revenues in the first year of commercial production exceed specific established targets. Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually for the first five years of operation. Based on current reserves of over 540 million tonnes and resources of approximately one billion tonnes of ore, there is potential to maintain the initial production rates and extend the current 20+ year mine life. Detailed engineering and final cost estimates are scheduled for completion later this year.

Teck Cominco, Inmet Mining Corporation, Petaquilla Minerals Ltd. and Petaquilla Copper Ltd. announced the approval of a comprehensive work program to advance the development of the Petaquilla Copper Project in Panama. As currently contemplated, annual copper production in the first ten years would be approximately 490 million pounds with an expected mine life of more than 20 years. The agreed work program (estimated to cost

15	Teck Cominco Limited 2007 Second Quarter Report

US$24 million) is intended to complete a Front End Engineering and Design (“FEED”) program and an updated Social Environmental Impact Assessment for the project. The work will include programs to advance dialogue with local communities and other potentially affected stakeholders. Teck Cominco will fund the bulk of the costs of the work plan. Teck Cominco has the right to acquire one half of Petaquilla Copper Ltd.’s 52% equity interest in Minera Petaquilla S.A., the Panamanian project company, by funding Petaquilla Copper’s 52% share of development costs through to commercial production. Teck Cominco must make an election prior to March 31, 2008 to either exercise its right to acquire its 26% interest or terminate its rights to any interest in the project. If Teck Cominco exercises its right, and funds the development costs as required to earn its interest, it will be entitled to recoup one-half of the funds expended plus interest prior to any project distributions to Petaquilla Copper. Petaquilla Copper retains the right to fund 26% of the project development costs on its own behalf, in which case Teck Cominco would fund only its 26% equity interest in the project.

On June 28, The Fort Hills Energy Limited Partnership, (Petro-Canada 55%, UTS 30%, Teck Cominco 15%) announced the adoption of the formal design basis for the Fort Hills Project – an integrated oil sands mining, bitumen extraction and upgrading project in Fort McMurray and Sturgeon County, Alberta. The Partnership will proceed with the FEED stage of project development, which should take about 12 months to complete. The FEED process is expected to produce a definitive cost estimate and the basis on which the final development decision on the project will be made. The Fort Hills project is expected to be developed in two phases with the first phase producing 160,000 barrels per day (b/d) of bitumen to be upgraded to 140,000 barrels per day of synthetic crude oil, anticipated to commence in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components for the first phase (excluding FEED engineering and third-party capital) is $14.1 billion. The second phase is expected to double capacity to 280,000 barrels/day of synthetic crude. That phase should be completed by 2014 with additional capital costs estimated at $12.1 billion (also excluding FEED engineering and third-party capital). To June 30, we had contributed $157 million to the project. After we have contributed $850 million to the project our pro rata share of expenditure declines from 34% to 15%.

In April we acquired a 50% interest in Lease 14 from UTS Energy Corporation for a price based on a value of $1.00 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of approximately 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, expected to be completed in the fourth quarter, to a maximum of $250 million or a minimum of $150 million.

Development work is ongoing at the Morelos Gold project located in Guerrero State, Mexico. The work required to finalize the prefeasibility study was nearly complete at the end of the second quarter. This work consists of infill drilling, preliminary engineering design of the facilities, production scheduling and capital and operating cost estimates. Environmental work is ongoing and a socioeconomic advisory team is finalizing plans for community meetings, social baseline studies and land acquisition. Subsequent to quarter end, representatives of the local community blocked access to the site in the context of negotiations over compensation for land acquisition. Work on the project has been stopped and discussions to resolve the issues raised by the communities have been suspended until the blockade is removed.

At our Carrapateena project in South Australia we are awaiting some of the analytical results of our current drill program. Results to date have been encouraging and appear to support the expectation that significant mineralization is present. Metallurgical testwork, resource modelling and environmental baseline studies are continuing. To date we have drilled 75,000 meters on the property and made option payments totalling A$32 million. We may acquire a 100% interest in the property by testing seven additional geophysical targets on the combined tenements and making a final payment based on 66% of the fair market value of the property.

In Brazil, an integrated engineering, technology and exploration team continues to address improvements to the key economic drivers and risk mitigation issues for the Sante Fe and Ipora nickel laterite projects. The exploration group is focusing on grade improvement and resource definition.

16	Teck Cominco Limited 2007 Second Quarter Report

Outlook

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management’s Discussion and Analysis.

Effective January 1, 2007, we recorded an asset of $139 million in respect of a contingent receivable related to the 2004 sale of our Cajamarquilla refinery, which was valued based on the zinc forward curve at December 31, 2006. Accounting standards require us to mark this receivable to market at the end of each quarter and these non-cash mark-to-market adjustments will affect our earnings each quarter until the end of 2009.

A large portion of our revenues are dependant on the price of metals on the London Metal Exchange (LME). These prices affect both on-going revenues and final price adjustments. Copper and zinc prices have moved higher in July, but remain volatile and price fluctuations will affect future earnings.

Any strengthening of the Canadian dollar relative to the U.S. dollar, such as occurred subsequent to the end of the quarter, has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.

Our capital expenditures for 2007 are now expected to be approximately $900 million. Of this total, $400 million will be for sustaining and development capital at our producing operations and $500 million will be spent on development projects, which includes our share of spending on the Fort Hills oil sands project ($200 million), the various oil sands properties jointly owned with UTS Energy Corporation ($80 million), the Galore Creek project ($180 million) and the Petaquilla project ($15 million).

Contingencies

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) (“TCML”), TCML’s Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML’s acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.A.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and, whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated (“TCAI”), entered into a Settlement Agreement (the “Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River (the “Studies”) under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. TCML has guaranteed TCAI’s performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate

17	Teck Cominco Limited 2007 Second Quarter Report

of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (“UAO”) purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment (“RA”) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a facility occurring in another country. That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML’s motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML’s disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court.

On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML’s petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association.

On June 4, 2007, the U.S. Supreme Court requested the Solicitor General to opine on the petition for review on behalf of the Administration. There can be no assurance that the U.S. Supreme Court will agree to hear TCML’s appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

Adoption of New Accounting Standards

Effective January 1, 2007, the company adopted the revised CICA Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

18	Teck Cominco Limited 2007 Second Quarter Report

Effective January 1, 2007, the company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard’s transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this year.

Financial Instruments

The company holds a number of financial instruments, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. These price participation payments are economically similar to a fixed price forward purchase of zinc. The instruments are all recorded at fair values on the company’s balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operation as appropriate.

The unrealized mark-to-market loss on our derivatives and financial instruments totalled $26 million as at June 30, 2007.

19	Teck Cominco Limited 2007 Second Quarter Report

Quarterly Earnings and Cash Flow

($ in millions, except per share data)
	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	1,561	1,340	2,088	1,632	1,546	1,273	1,343	1,150	994	928
Operating profit	764	620	1,167	876	894	624	686	550	407	319
Net earnings	485	360	866	504	613	448	510	405	225	205
Earnings per share	$1.14	$0.83	$2.01	$1.17	$1.48	$1.09	$1.25	$1.00	$0.55	$0.51
Cash flow from continuing operations (before changes to working capital items)	579	441	829	647	669	461	555	474	332	286

Outstanding Share Data

Effective May 7, 2007 we split our Class A common and Class B subordinate voting shares on a two-for-one basis. All per share amounts in this discussion and analysis have been restated to reflect the split. As at July 27, 2007 there were 410,022,978 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 4,235,206 director and employee stock options outstanding with exercise prices ranging between $3.20–$43.74 per share. More information on these instruments and the terms of their conversion is set out in Note 17 of the company’s 2006 year end financial statements.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Cautionary Statement on Forward-Looking Information

This news release contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook”, but also elsewhere in this news release, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

20	Teck Cominco Limited 2007 Second Quarter Report

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions and that there are no material unanticipated variations in the cost of energy or supplies.

Webcast

A replay of the Investor Conference Call on Tuesday, July 31st, 2007 to discuss the company’s Q2/2007 financial results is available, together with supporting presentation slides, at the company’s website at www.teckcominco.com. The webcast is also archived at www.vcall.com and www.investorcalendar.com.

On behalf of the Board,
“Donald R. Lindsay”
Vancouver, B.C.	Donald R. Lindsay
July 31, 2007	President and CEO

21	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited
Consolidated Statements of Earnings
(Unaudited)
	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars, except per share data)	2007	2006	2007	2006

Revenues	$1,561	$1,546	$2,901	$2,819
Operating expenses	(729)	(595)	(1,385)	(1,187)
Depreciation and amortization	(68)	(57)	(132)	(114)
Operating profit	764	894	1,384	1,518

Other expenses
General and administrative	(34)	(16)	(56)	(40)
Interest on long-term debt	(21)	(24)	(43)	(51)
Exploration	(25)	(14)	(45)	(22)
Research and development	(8)	(6)	(14)	(10)
Other income (Note 7)	55	53	104	173

	731	887	1,330	1,568

Provision for income and resource taxes	(251)	(287)	(460)	(520)

Net earnings from continuing operations	480	600	870	1,048

Net earnings (loss) from discontinued operation (Note 11(b))	5	13	(25)	13

Net earnings	$485	$613	$845	$1,061

Earnings per share
Basic	$1.14	$ 1.48	$1.97	$ 2.58
Basic from continuing operations	$1.13	$ 1.45	$2.03	$ 2.54
Diluted	$1.13	$ 1.42	$1.96	$ 2.45
Diluted from continuing operations	$1.12	$ 1.39	$2.02	$ 2.42

Weighted average shares outstanding (millions)	425.3	415.2	428.0	411.2
Shares outstanding at end of period (millions)	419.3	430.6	419.3	430.6

The accompanying notes are an integral part of these financial statements. See note 9(e) for additional information on share split.

22	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited
Consolidated Statements of Cash Flow
(Unaudited)
	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2007	2006	2007	2006

Operating activities
Net earnings from continuing operations	$480	$600	$870	$1,048
Items not affecting cash
Depreciation and amortization	68	57	132	114
Future income and resource taxes	26	9	7	30
Gain on sale of investments and assets	(7)	(5)	(12)	(76)
Other	12	8	23	14
	579	669	1,020	1,130
Net change in non-cash working capital items	(386)	(69)	(675)	(159)
	193	600	345	971

Financing activities
Issuance of long-term debt	–	4	–	20
Repayment of long-term debt	–	(1)	–	(211)
Issuance of Class B subordinate voting shares	4	–	8	6
Purchase and cancellation of Class B subordinate voting shares	(416)	–	(577)	–
Dividends paid (Note 9(c))	–	–	(216)	(81)
Exchangeable debentures	–	(8)	(98)	(8)
	(412)	(5)	(883)	(274)

Investing activities
Decrease in temporary investments	651	1,425	61	636
Cash held in trust	–	–	98	–
Property, plant and equipment	(143)	(62)	(270)	(136)
Investments and other assets	(49)	(49)	(222)	(106)
Proceeds from sale of investments and assets	8	9	21	119
Additional proceeds from sale of discontinued operation	4	–	40	–
	471	1,323	(272)	513

Effect of exchange rate changes on cash and cash equivalents held in U.S. dollars	(205)	(78)	(236)	(78)

Increase (decrease) in cash and cash equivalents	47	1,840	(1,046)	1,132

Cash and cash equivalents at beginning of period	3,961	1,390	5,054	2,098

Cash and cash equivalents at end of period	$4,008	$3,230	$4,008	$3,230

The accompanying notes are an integral part of these financial statements. See note 9(e) for additional information on share split.

23	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited
Consolidated Balance Sheets
(Unaudited)
	June 30	December 31
(in millions of dollars)	2007	2006

ASSETS
Current assets
Cash and cash equivalents	$4,008	$5,054
Temporary investments	166	227
Cash held in trust	7	105
Accounts and settlements receivable	651	723
Inventories	857	786
	5,689	6,895

Investments	682	365

Property, plant and equipment	3,812	3,724

Other assets (Note 4)	412	463

	$10,595	$11,447

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Dividends payable (Note 9(c))	$210	$216
Exchangeable debentures	7	105
Accounts payable and accrued liabilities	556	763
Current income and resource taxes payable	43	443
Current portion of future income and resource taxes	93	161
	909	1,688

Long-term debt	1,366	1,509
Other liabilities (Note 5)	856	821
Future income and resource taxes	986	880
Shareholders' equity (Note 9)	6,478	6,549

	$10,595	$11,447

Contingencies (Note 12) Subsequent event (Note 15)

The accompanying notes are an integral part of these financial statements. See note 9(e) for additional information on share split.

24	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited
Consolidated Statements of Retained Earnings
(Unaudited)
	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2007	2006	2007	2006

Retained earnings at beginning of period as previously reported	$4,564	$2,675	$4,225	$2,228
Adoption of financial instrument standards (Note 2(b))	–	–	112	–
As restated	4,564	2,675	4,337	2,228

Net earnings	485	613	845	1,061
Interest on exchangeable debentures, net of taxes	-	(2)	-	(3)
Dividends declared	(210)	(215)	(210)	(215)
Share repurchase (Note 9(d))	(350)	–	(483)	–

Retained earnings at end of period	$4,489	$3,071	$4,489	$3,071

Consolidated Statements of Comprehensive Income
	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2007	2006	2007	2006

Net earnings	$485	$613	$845	$1,061
Other comprehensive income in the period
Currency translation adjustment	(290)	(76)	(316)	(73)

Mark-to-market adjustments on financial instruments
Unrealized gains on available-for-sale investments
Arising during the period (negligible tax effect)	6	-	9	-
Less: reclassified to net income on realization (net of tax $1 and $1)	(1)	-	(2)	-
	5	-	7	-

Unrecognized losses on derivatives designated as cash flow hedges
Arising during the period	-	-	-	-
Less: reclassified to net income on realization (net of tax of $1 and $3)	2	-	4	-
	2	-	4	-
Total other comprehensive income (Note 10)	(283)	(76)	(305)	(73)

Comprehensive income	$202	$537	$540	$988

The accompanying notes are an integral part of these financial statements. See note 9(e) for additional information on share split.

25	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS
(a)

Effective January 1, 2007, the company adopted the revised CICA Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)

Effective January 1, 2007, the company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)	Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the company’s cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard’s transitional provisions, the company recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(ii)	Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, the company discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

26	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

2.	ADOPTION OF NEW ACCOUNTING STANDARDS, continued
(iii)	Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (“OCI”) includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

As at January 1, 2007 the effect on the company’s balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

(in millions of dollars)	January 1, 2007
	As reported	Adjusted on adoption of Financial Instruments standards	Restated opening balances in 2007

ASSETS
Current assets	$ 6,895	$ –		$ 6,895
Investments	365	106	(a)(b)	471
Property, plant and equipment	3,724			3,724
Other assets	463	128	(b)(c)	591

	$11,447	$234		$11,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$ 1,688	$ 19	(b)	$ 1,707
Long-term debt	1,509	(11)	(c)	1,498
Other liabilities	821	52	(b)	873
Future income and resource taxes	880	12	(d)	892

	4,898	72		4,970
Shareholders’ equity
Share capital	2,405			2,405
Retained earnings	4,225	112	(b)	4,337
Contributed surplus	64			64
Cumulative translation adjustment	(145)	145	(e)	–
Accumulated other comprehensive income	–	(145)	(e)	(95)
		50	(a)(b)
	6,549	162		6,711

	$11,447	$234		$11,681

Notes:

(a)	Investments in marketable securities previously accounted for at cost are designated as available for sale and are measured at fair value.
(b)	Derivative instruments previously accounted for at cost are held for trading and are measured at fair value.
(c)	Debt financing costs previously deferred as other assets are reclassified to long-term debt.
(d)	The tax effect of the above adjustments is recorded to future income and resource taxes.
(e)	The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

27	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

3.	CHANGES IN ESTIMATES
(a)	Mineral reserves

Estimates of proven and probable mineral reserves at each mineral property are updated annually at the end of each year. Following the update of these estimates on December 31, 2006, calculations of depreciation and amortization of property, plant and equipment were prospectively revised.

(b)	Mine life extension at Highland Valley Copper

In February 2007, the company announced the extension of mine life at Highland Valley Copper to 2019. As a result, the amounts of depreciation and amortization of property, plant and equipment, pension expense and accretion expense for asset retirement obligations at Highland Valley will be amortized over the extended mine life.

4.	OTHER ASSETS
(in millions of dollars)	June 30 2007	December 31 2006

Pension assets	$ 192	$ 194
Future income and resource tax assets	80	103
Long-term receivables	95	109
Other	45	57

	$ 412	$463

5.	OTHER LIABILITIES
(in millions of dollars)	June 30 2007	December 31 2006

Asset retirement obligations	$ 422	$ 427
Other environmental and post-closure costs	69	70
Accrued pension and post-retirement benefits	222	222
Minority interests	59	43
Other	84	59

	$ 856	$ 821

6.	SUPPLEMENTARY CASH FLOW INFORMATION
	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2007	2006	2007	2006

Income and resource taxes paid	$ 370	$ 195	$ 816	$ 473
Interest paid	$38	$37	$49	$60

28	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

7.	OTHER INCOME (EXPENSE)
	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2007	2006	2007	2006

Interest income	$ 57	$ 38	$ 122	$ 75
Gain on sale of investments and assets	7	5	12	76
Income from Fording Canadian Coal Trust	10	12	13	27
Minority interests	(8)	(9)	(16)	(15)
Asset retirement obligation expense for closed properties	(4)	(4)	(12)	(6)
Non-hedge derivative gains (losses)	(8)	–	(11)	2
Donations and sponsorships	(2)	–	(11)	–
Miscellaneous	3	11	7	14

	$ 55	$53	$ 104	$ 173

8.	EMPLOYEE FUTURE BENEFITS EXPENSE
	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2007	2006	2007	2006

Pension plans	$9	$ 8	$19	$17
Post-retirement benefit plans	7	6	15	11

	$16	$14	$34	$28

9.	SHAREHOLDERS’ EQUITY
(a)	Components of shareholders’ equity
(in millions of dollars)	June 30 2007	December 31 2006

Share capital	$ 2,323	$ 2,405
Contributed surplus	66	64

Retained earnings	4,489	4,225
Accumulated other comprehensive income (Note 10)	(400)	(145)
Accumulated comprehensive income	4,089	4,080

	$ 6,478	$ 6,549

(b)	Stock-based compensation

In February 2007, 839,400 share options were granted to employees. These options have an exercise price of $43.74, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $16.00 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of four years, a risk-free interest rate of 5.15%, a dividend yield of 0.95% and an expected volatility of 35%.

In the first and second quarters of 2007, the company issued 286,300 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued vest immediately for

29	Teck Cominco Limited 2007 Second Quarter Report

directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at June 30, 2007 was 1,187,664.

30	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

9.	SHAREHOLDERS’ EQUITY, continued

Stock-based compensation expense of $15 million was recorded to June 30, 2007 in respect of all outstanding options and share units.

(c)	Dividends

An eligible dividend of $0.50 per share was declared payable to shareholders of record on June 22, 2007 and paid on July 3, 2007. Dividends paid in January and July 2007 were considered to be eligible dividends, which entitles Canadian resident individuals to claim the new enhanced dividend tax credit for tax purposes.

(d)	Share purchase program

On February 12, 2007, the company announced its intention, subject to regulatory approval, to purchase up to 40 million of its outstanding Class B subordinate voting shares by way of a normal course issuer bid. Regulatory approval for the normal course issuer bid was received effective February 22, 2007. Purchases will be made from time-to-time at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange, and any Class B subordinate voting shares purchased will be cancelled.

During the quarter ended June 30, 2007, the company purchased 9 million Class B subordinate voting shares at an average price of $45.63 per share for an aggregate purchase price of $416 million, of which $350 million was charged to retained earnings. This brings the total amount of buybacks to 13 million Class B Subordinated Voting shares at a cost of $577 million, or $44.02 per share. The number of Class B subordinate voting shares that may yet be purchased under the program was 27 million at June 30, 2007.

(e)	Share split

On April 25, 2007, shareholders approved a two-for-one share split for its Class A common shares and Class B subordinate voting shares effective as of the close of business on May 7, 2007. All share and per share information included in the consolidated financial statements and accompanying notes has been adjusted to reflect this share split for all periods presented.

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

(in millions of dollars)		Three months ended June 30	Six months ended June 30

Opening balances at beginning of period		$ (117)	$ (145)
Adoption of new accounting standards		-	50
		(117)	(95)
Other comprehensive income for the period		(283)	(305)

Accumulated other comprehensive income at end of period		$ (400)	$ (400)

Components of accumulated other comprehensive income

(in millions of dollars)	December 31, 2006	On adoption January 1, 2007	June 30, 2007

Currency translation adjustment	$ (145)	$ (145)	$ (461)
Unrealized losses on cash flow hedges (net of tax of $21 and $18)	-	(28)	(23)
Unrealized gains on investments (net of tax of $16 and $15)	-	78	84

	$ (145)	$ (95)	$ (400)

31	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

11.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (Note 2(b))
	(a)	Sales and purchases contracts

The majority of the company’s metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. As a result, the values of the company’s concentrate receivables and payables change as the underlying market prices vary. This component of the contracts is an embedded derivative which are recorded at fair value with changes in fair value recorded in revenue or operating costs as appropriate.

(b)	Contingent gains related to sale of discontinued operation

Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery in 2004, the company is entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires in 2009. The agreement also provided for additional consideration should certain other benchmarks be met.

Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the fair market value of the price participation clause in the sale agreement. The new accounting standards for financial instruments require us to mark the price participation portion of the receivable to market at the end of each quarter based on the zinc forward price curve. The net after-tax gain in respect of price participation and other consideration was $5 million in the second quarter. We recorded an after-tax loss of $25 million in respect of these items for the six months ended June 30, 2007.

(c)	Investments
(in millions of dollars)	June 30, 2007		Three months ended June 30, 2007	Six Months ended June 30, 2007
	Carrying Value	Fair Value	Change in Fair Value

Marketable securities (i)	$362	$362	$6	$9
Fording Canadian Coal Trust (ii)	144	450	114	144
Fort Hills Energy Limited Partnership (iii)	166	-	-	-
Warrants (iv)	10	10	(8)	(14)

	$682	$822	$112	$139

(i)	Marketable securities are designated as available-for-sale with changes in fair value included in Other Comprehensive Income (“OCI”).
(ii)	Our interest in Fording Canadian Coal Trust is an equity investment and changes in fair value are not included in earnings or OCI.
(iii)

The fair value of Fort Hills Energy Limited Partnership cannot be measured reliably as it is not publicly traded. This investment is accounted for using the equity method and any change in fair value is not included in earnings or OCI.

(iv)	Warrants are held for trading and changes in fair value are included in earnings as other income.

32	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

11.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued
	(d)	Long-term debt
(in millions of dollars)	June 30, 2007
	Carrying Value	Fair Value
Debt instruments
6.125% debentures due October 2035	$727	$685
5.375% debentures due October 2015	316	301
7.000% debentures due September 2012	210	223
Antamina senior revolving credit facility	99	99
Other	14	14

	$1,366	$1,322

Long-term debt is designated as held to maturity and changes in fair value are not included in regular earnings or other comprehensive income.

(e)	The company’s derivative positions at June 30, 2007 are as follows:
					Fair Market
	2007	2008	2009	Total	Value
					(Cdn$ millions)

Gold (thousands of ozs)
Forward sales contracts	22	44	43	109
Average price (US$/oz)	350	350	350	350	$ (37)

Forward sales contracts	4	–	–	4
Average price (C$/oz)	520	–	–	520	(1)

US dollars (millions)
Forward sales contracts (a)	455	–	–	455
Average exchange rate	1.10	–	–	1.10	15

Zinc (millions of lbs)
Fixed forward purchase commitments (b)	19	–	–	19
Average price (US$/lb)	1.58	–	–	1.58	(1)

Lead (millions of lbs)
Fixed forward purchase commitments (b)	1	1	–	2
Average price (US$/lb)	0.92	0.76	–	0.86	1

Interest Rate Swap

33	Teck Cominco Limited 2007 Second Quarter Report

Principal Amount	Rate Swapped	Rate Obtained	Maturity Date	Fair Market Value

US$100 million	7.00%	LIBOR plus 2.14%	September 2012	$ (3)

Notes:

(a)   From time to time, the company purchases U.S. dollar short-term money market investments. The company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.

(b)   From time to time, certain customers purchase refined metal products at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

34	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES

The company considers provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2007, or with respect to future claims, cannot be predicted with certainty.

(a)	Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) (“TCML”), TCML’s Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML’s acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.A.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and, whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated (“TCAI”), entered into a Settlement Agreement (the “Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River (the “Studies”) under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. TCML has guaranteed TCAI’s performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (“UAO”) purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment (“RA”) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that

35	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES, continued

the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a facility occurring in another country. That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML’s motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML’s disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court.

On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML’s petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association.

On June 4, 2007, the U.S. Supreme Court requested the Solicitor General to opine on the petition for review on behalf of the Administration. There can be no assurance that the U.S. Supreme Court will agree to hear TCML’s appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

(b)	Investment in oil sands leases

In June 2007, the company acquired a 50% interest in Lease 14 in Alberta from UTS Energy Corporation based on a value of $1 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, to a maximum of $250 million and a minimum of $150 million. The company has recorded the acquisition at the minimum amount due of $150 million and will record any additional amounts payable on resolution of the contingency.

13.	SEGMENTED INFORMATION

The company has five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices.

	Three months ended June 30, 2007

Smelting		Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	531	800	45	278	12	1,666
Less inter-segment revenues	-	(104)	-	-	(1)	(105)
Revenues	531	696	45	278	11	1,561

Operating profit (loss)	118	556	(4)	79	15	764
Interest expense	-	(2)	-	(1)	(18)	(21)
Other	-	-	(1)	-	(11)	(12)
Earnings (loss) before taxes and discontinued operation	118	554	(5)	78	(14)	731

37	Teck Cominco Limited 2007 Second Quarter Report

Capital expenditures	22	62	10	8	41	143

38	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

13.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2007

Smelting		Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	1,017	1,485	76	512	22	3,112
Less inter-segment revenues	-	(209)	-	-	(2)	(211)
Revenues	1,017	1,276	76	512	20	2,901

Operating profit (loss)	238	993	(6)	143	16	1,384
Interest expense	-	(4)	-	(1)	(38)	(43)
Other	-	-	(5)	-	(6)	(11)
Earnings (loss) before taxes and discontinued operation	238	989	(11)	142	(28)	1,330

Total assets	1,718	3,908	350	602	4,017	10,595

Capital expenditures	45	118	16	13	78	270

	Three months ended June 30, 2006

Smelting		Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	451	848	37	307	107	1,750
Less inter-segment revenues	–	(203)	–	–	(1)	(204)
Revenues	451	645	37	307	106	1,546

Operating profit	112	655	4	119	4	894
Interest expense	–	(2)	–	(1)	(21)	(24)
Other	–	–	–	–	17	17
Earnings before taxes and discontinued operation	112	653	4	118	–	887

Capital expenditures	13	22	19	4	4	62

	Six months ended June 30, 2006

Smelting		Base Metal	Gold	Coal	Corporate
(in millions of dollars)	and Refining	Mines	Mines	Mines	and Other	Total

Segment revenues	814	1,515	74	599	139	3,141
Less inter-segment revenues	–	(320)	–	–	(2)	(322)
Revenues	814	1,195	74	599	137	2,819

Operating profit	183	1,094	8	246	(13)	1,518
Interest expense	–	(5)	–	(1)	(45)	(51)
Other	–	–	–	–	101	101
Earnings before taxes and discontinued operation	183	1,089	8	245	43	1,568

Total assets	1,514	3,267	383	666	3,624	9,454

Capital expenditures	23	69	26	10	8	136

14.	SEASONALITY OF SALES

39	Teck Cominco Limited 2007 Second Quarter Report

Due to ice conditions, the port serving the Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

40	Teck Cominco Limited 2007 Second Quarter Report

Teck Cominco Limited

Notes to Consolidated Financial Statements

(Unaudited)

15.	SUBSEQUENT EVENT

On July 17, 2007 we made an offer to acquire all of the outstanding common shares of Aur Resources Inc. (Aur), a copper mining company with operations in Canada and Chile. Under the terms of the offer, we have offered $41 in cash or 0.8749 of a Class B subordinate voting share and cash of $0.0001 for each Aur common share, subject to pro ration based on the maximum amount of cash and shares available. The total amount of cash available under the offer is limited to approximately $3.1 billion and the total number of Class B subordinate voting shares available is 21,971,959 shares. Under full pro ration, Aur shareholders would be entitled to receive cash of $30.75 and 0.2187 of a Class B subordinate voting share for each Aur share tendered to the offer.

The offer is subject to certain conditions, including acceptance by not less than 66?% of the outstanding Aur shares (calculated on a fully-diluted basis) and the underlying support agreement for the offer not being terminated by us or Aur in accordance with its terms. The offer is open for acceptance until August 21, 2007 unless extended or withdrawn by us.

41	Teck Cominco Limited 2007 Second Quarter Report

TECK COMINCO LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2007

This discussion and analysis of financial condition and results of operations of Teck Cominco Limited is prepared as at July 30, 2007, and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited and the notes thereto for the six months ended June 30, 2007 and with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2006. In this discussion, unless the context otherwise dictates, a reference to the company or us, we or our refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 18.

Earnings

Net earnings were $485 million or $1.14 per share in the second quarter compared with $613 million or $1.48 per share in the second quarter of 2006. Earnings were lower in 2007 due to a number of items, some of which are unusual or non-recurring. The reconciliation of earnings to adjusted net earnings presented below removes the effects of final pricing adjustments and these unusual or non recurring items.

Adjusted Net Earnings (1)

A reconciliation of our net earnings to adjusted net earnings is provided below:

	Three months ended June 30		Six months ended June 30
(in millions of dollars)	2007	2006	2007	2006

Net earnings from continuing operations, as reported	$ 480	$ 600	$ 870	$ 1,048
Add (deduct) the after-tax effect of:
Negative (positive) final pricing adjustments	(40)	(70)	53	(44)
Gain on sale of investments	(6)	(4)	(10)	(62)
Tax rate adjustment	-	(26)	-	(26)

	(46)	(100)	43	(132)

Adjusted net earnings	$ 434	$ 500	$ 913	$ 916

1)  This management’s discussion and analysis refers to adjusted net earnings, which is not a measure recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and does not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in disclosing adjusted earnings. This measure may differ from those made by and may not be comparable to such measures as reported by other issuers. We disclose this measure, which has been derived from our financial statements and applied on a consistent basis, because we believe it is of assistance in understanding the results of our operations and financial position and is meant to provide further information about our financial results to shareholders.

Adjusted net earnings of $434 million for the quarter were lower than the $500 million earned in the previous year. This is primarily the result of lower coal prices and lower sales volumes at Highland Valley Copper and Antamina. Highland Valley Copper throughput has been reduced during the current push-back phase, which is being undertaken to extend the mine life. The lower copper sales volumes at Antamina were due to the timing of shipments at quarter end and lower ore grades during the quarter. The lower grades relate to the mix of ores mined and grades are expected to improve in the second half of the year.

1	Management’s Discussion and Analysis	Teck Cominco Limited

Net earnings in the second quarter are typically weaker than other quarters due to seasonally lower sales from our Red Dog mine in Alaska. Sales volumes of zinc concentrates from Red Dog in the second quarter represented approximately 12% of its expected annual sales and there were no lead sales from the mine in the quarter, as market inventories had been depleted in the previous quarter.

Net earnings for the first half of the year were $845 million compared with $1.1 billion in the first half of 2006. Year-to-date net earnings were higher in 2006 due partly to positive final pricing adjustments of $44 million in 2006 compared with negative final pricing adjustments of $53 million in 2007 on an after-tax basis. In 2006 we also benefited from significantly higher coal revenues, after-tax gains of $62 million from the sale of investments and positive tax adjustments of $26 million.

LME zinc and copper prices in the second quarter averaged US$1.66 per pound and US$3.47 per pound respectively, increasing slightly from US$1.49 and US$3.27 per pound respectively in the second quarter of 2006. A lower Canadian dollar exchange rate of 1.10 in the second quarter compared with 1.12 a year ago partially offset these higher metal prices. Coal prices averaged US$101 per tonne in the second quarter down 13% from US$116 per tonne last year.

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items, was $579 million in the second quarter compared with $669 million in the second quarter of 2006, with the reduction due to lower earnings in the period. There was a substantial increase in working capital in the period due to large final tax and royalty payments on 2006 earnings which were the main reason for the decrease in cash flows from operations when compared to last year.

Cash flow from operations before changes in non-cash working capital items was $1.0 billion for the six months ended June 30, 2007, compared with $1.1 billion in 2006.

Revenues

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 6 and 7. Average commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table below.

Average Metal Prices and Exchange Rate

	Second Quarter			Six months ended June 30
	2007	2006	% Change	2007	2006	% Change

Zinc (LME Cash – US$/pound)	1.66	1.49	+11%	1.61	1.26	+28%
Lead (LME Cash – US$/pound)	0.99	0.50	+98%	0.90	0.53	+70%
Copper (LME Cash – US$/pound)	3.47	3.27	+6%	3.08	2.76	+12%
Molybdenum (published price* – US$/pound)	31	23	+35%	28	24	+17%
Gold (LME PM fix – US$/ounce)	668	629	+6%	659	591	+12%
Coal (realized – US$/tonne)	101	116	-13%	103	119	-13%
Cdn/US exchange rate (Bank of Canada)	1.10	1.12	-2%	1.13	1.14	-1%
* Published major supplier selling price in Platts Metals Week.

Revenues from operations in the second quarter of 2007 were in line with last year at $1.6 billion. Trail’s revenue increased by $80 million from a year ago due mostly to higher zinc and lead prices. This was offset by lower coal revenues of $29 million due mainly to lower coal prices and reduced revenues from base metals operations due primarily to lower copper sales volumes.

2	Management’s Discussion and Analysis	Teck Cominco Limited

Sales of metals in concentrate are recognized in revenue when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of the final pricing adjustments we recognized on any price changes will be reduced by any price participation deductions as provided in the smelting and refining agreements. In the second quarter of 2007 we had positive final pricing adjustments of $62 million ($40 million after-tax) compared with positive price adjustments of $107 million ($70 million after-tax) in 2006.

At March 31, 2007, outstanding receivables included 155 million pounds of copper provisionally valued at US$3.12 per pound and 192 million pounds of zinc provisionally valued at US$1.49 per pound. During the second quarter of 2007, 132 million pounds of copper included in the March 31, 2007 receivables were settled at an average final price of US$3.46 per pound and 176 million pounds of zinc were settled at an average final price of US$1.67 per pound resulting in positive final pricing adjustments of $62 million ($40 million on an after-tax basis) in the quarter. At June 30, 2007, outstanding receivables included 136 million pounds of copper provisionally valued at US$3.42 per pound and 144 millionpounds of zinc provisionally valued at US$1.50 per pound.

3	Management’s Discussion and Analysis	Teck Cominco Limited

PRODUCTION AND SALES (Note 1)

	Production				Sales
	Second Quarter		Year to Date		Second Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006

TRAIL

Refined Zinc (thousand tonnes)	74	73	149	147	77	74	143	149

Refined Lead (thousand tonnes)	20	21	42	45	21	21	41	44

Surplus Power (GW.h)	−	–	–	–	374	291	622	540

BASE METALS (Note 2)

Zinc (thousand tonnes)
Red Dog	142	133	287	268	71	58	206	173
Antamina	22	10	38	16	24	6	36	14
Pend Oreille	7	11	13	20	7	11	13	20
Lennard Shelf (Note 3)	5	–	6	–	2	–	2	–
	176	154	344	304	104	75	257	207

Lead (thousand tonnes)
Red Dog	31	28	64	58	–	–	7	5
Pend Oreille	1	2	2	3	1	2	2	3
Lennard Shelf (Note 3)	2	–	2	–	–	–	–	–
	34	30	68	61	1	2	9	8

Copper (thousand tonnes)
Highland Valley Copper	35	42	71	78	40	44	74	87
Antamina	18	20	35	43	15	27	31	39
	53	62	106	121	55	71	105	126

Molybdenum (thousand pounds)
Highland Valley Copper	824	1,017	1,722	2,199	982	1,050	1,912	2,106
Antamina	725	791	1,149	1,720	706	922	1,574	1,946
	1,549	1,808	2,871	3,919	1,688	1,972	3,486	4,052

GOLD

Gold (thousand ounces)
Hemlo	40	52	79	105	39	49	79	105
Pogo (Note 3)	30	15	48	22	23	14	37	17
Other	3	3	6	6	3	3	6	5
	73	70	133	133	65	66	122	127

COAL

Coal (thousandtonnes)
Elk Valley Coal (Note 4)	2,496	2,190	4,542	4,484	2,515	2,305	4,407	4,325

Notes:

(1)   The table presents our share of production and sales volumes.

(2)   Production and sales volumes of base metal mines refer to metals contained in concentrate.

(3)   Lennard Shelf and Pogo operations began commercial production on April 1, 2007, and results from operations are included in earnings from that date.

(4)   Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

4	Management’s Discussion and Analysis	Teck Cominco Limited

REVENUES, DEPRECIATION AND OPERATING PROFIT

QUARTER ENDED JUNE 30
			Depreciation		Operating
($ in millions)	Revenues		and Amortization		Profit
	2007	2006	2007	2006	2007	2006

Smelting and Refining
Trail (including power sales)	$531	$451	$11	$12	$118	$112

Base Metals
Red Dog	176	146	9	8	119	102
Pend Oreille	21	29	6	4	1	16
Lennard Shelf (Note 1)	6	–	1	–	3	–
Highland Valley Copper	364	421	11	9	258	326
Antamina	233	252	8	9	175	211
Inter-segment sales and other	(93)	(97)	–	–	15	4
	707	751	35	30	571	659

Gold
Hemlo	28	37	5	5	(4)	4
Pogo (Note 1)	17	–	6	–	–	–
	45	37	11	5	(4)	4

Coal
Elk Valley Coal (Note 2)	278	307	11	10	79	119

TOTAL	$1,561	$1,546	$68	$57	$764	$894

SIX MONTHS ENDED JUNE 30
			Depreciation		Operating
($ in millions)	Revenues		and Amortization		Profit
	2007	2006	2007	2006	2007	2006

Smelting and Refining
Trail (including power sales)	$1,017	$814	$23	$23	$238	$183

Base Metals
Red Dog	422	362	23	20	265	240
Pend Oreille	37	47	11	8	–	22
Lennard Shelf (Note 1)	6	–	1	–	3	–
Highland Valley Copper	625	720	20	19	436	531
Antamina	395	386	16	15	289	301
Inter-segment sales and other	(189)	(183)	–	–	16	(13)
	1,296	1,332	71	62	1,009	1,081

Gold
Hemlo	59	74	12	12	(6)	8
Pogo (Note 1)	17	–	6	–	–	–
	76	74	18	12	(6)	8

Coal
Elk Valley Coal (Note 2)	512	599	20	17	143	246

TOTAL	$2,901	$2,819	$132	$114	$1,384	$1,518

Note:

1)    Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.

2)    Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

5	Management’s Discussion and Analysis	Teck Cominco Limited

Operations

Trail Smelter and Refineries (100%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Zinc production (000’s tonnes)	74.4	72.8	149.1	147.2
Lead production (000’s tonnes)	20.3	21.1	41.8	44.6
Zinc sales (000’s tonnes)	76.6	74.0	142.6	148.9
Lead sales (000’s tonnes)	21.2	21.1	40.9	44.3
Surplus power sold (GW.h)	374	291	622	540
Power price (US$/megawatt hr)	46	28	47	39
Cost of sales ($ millions)
Concentrates	291	235	536	421
Operating costs	87	73	175	150
Distribution costs	24	19	45	37
Operating profit ($ millions)
Metal operations	103	107	213	169
Power	15	5	25	14

Trail metal operations operating profit of $103 million in the second quarter was slightly lower than a year ago. Significantly lower base treatment charges in 2007 (compared with 2006) offset our participation in higher zinc and lead prices.

Refined zinc production increased slightly from a year ago, while refined lead production declined by 4% due to higher impurities in feed materials. Sales volumes of refined zinc in the second quarter were slightly higher than a year ago due to the shift of some sales volumes from the first quarter of 2007. The cost of products sold increased primarily as a result of the increased price of purchased lead and zinc concentrates and higher sales volumes. Operating costs also increased due to the timing of non-routine maintenance projects and higher labour costs.

Operating profit from surplus power sales in the second quarter tripled to $15 million compared with a year ago due to significantly higher sales volumes and realized power prices. The additional volumes were a result of additional generating capacity and the timing of sales, as our power arrangements provide significant flexibility in determining the volume of sales in each period.

Our Pend Oreille mine ships all of its zinc and lead concentrates to our Trail metal operations. Pend Oreille’s zinc production in the second quarter declined to 7,000tonnes compared with 11,000 tonnes last year due to a decline in ore grades. Operating profit from the mine in the second quarter was$1 million compared with $16 million last year due to the lower production and higher operating costs.

6	Management’s Discussion and Analysis	Teck Cominco Limited

Red Dog (100%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	797	780	1,687	1,539
Zinc grade (%)	20.6	20.4	20.1	21.0
Lead grade (%)	6.0	5.9	5.9	6.2
Zinc recovery (%)	86.4	83.8	84.7	83.0
Lead recovery (%)	65.5	61.3	64.8	60.0
Zinc production (000’s tonnes)	142.0	133.2	286.7	268.6
Zinc sales (000’s tonnes)	71.1	58.3	206.0	173.2
Lead production (000’s tonnes)	31.6	28.0	64.1	57.6
Lead sales (000’s tonnes)	–	–	6.7	4.6
Cost of sales (US$ millions)
Operating costs	20	14	58	39
Distribution costs	11	8	31	24
Royalties	13	10	28	26
Operating profit ($ millions)	119	102	265	240

Red Dog’s operating profit in the second quarter was $119 million which included $17 million of positive final pricing revenue adjustments. This compares with an operating profit of $102 million in the second quarter of 2006 which had included $29 million of positive final pricing revenue adjustments.

Zinc production in the second quarter of 142,000tonnes was 7% higher than a year ago partly due to additional mill throughput and higher mill recoveries. These were the result of the more amenable ores processed in the period. Lead production increased by 13% to 31,600 tonnes compared with last year also as a result of higher ore grades and improved mill recoveries due to the type of ore processed in the quarter.

The first shipment left the port on July 5, 2007 with planned shipments of approximately 1.0 million tonnes of zinc concentrate and 260,000 tonnes of lead concentrate. This is 19 days earlier than last year when similar volumes were shipped. Zinc sales in the third and fourth quarter are expected to be approximately 160,000 tonnes and 210,000 tonnes of metals in concentrate, respectively. Actual sales are dependent on our shipping schedule, which can be impacted by weather conditions.

Under a royalty agreement with NANA Regional Corporation Inc. (NANA), we pay NANA an annual advance royalty equal to 4.5% of Red Dog mine’s net smelter return. After we recover certain capital expenditures, including an interest factor, we must pay NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Net proceeds are calculated based on net cash flow from product sales after deduction of distribution and operating costs less capital expenditures, an interest allowance, a selling and management fee and a charge for estimated reclamation and closure costs. Advance royalties previously paid are recoverable against the 25% royalty on net proceeds of production. In the fourth quarter of 2006, capital expenditures, including an interest factor, were fully recovered. As at June 30, 2007, the unrecovered cumulative amount of advance royalty payments was US$19 million. We estimate that the payment of the 25% royalty to NANA will commence in the third quarter of 2007. The actual timing will depend on metal prices, sales volumes and other items affecting the calculation of net proceeds.

7	Management’s Discussion and Analysis	Teck Cominco Limited

Lennard Shelf (50%)

	Three months ended June 30	Six months ended June 30(1)
100%	2007	2007

Tonnes milled (000’s)	236	281
Zinc grade (%)	5.4	5.3
Lead grade (%)	1.8	1.8
Zinc recovery (%)	88.1	87.1
Lead recovery (%)	72.0	72.9
Zinc production (000’s tonnes)	11.2	12.9
Zinc sales (000’s tonnes)	4.1	4.1
Lead production (000’s tonnes)	3.0	3.7
Lead sales (000’s tonnes)	0.5	0.5
Cost of sales (AUS$ million - 50%)
Operating costs	11	19
Distribution costs	1	1
Company’s share of operating profit ($ millions)	3	3

(1) Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.

Our 50% share of Lennard Shelf’s operating profit was $3 million in the second quarter.

The Lennard Shelf mine began commercial production during the second quarter, with production of 11,200 tonnes of zinc and 3,000 tonnes of lead. Concentrate inventories were accumulated since the mill start up in February and the first zinc shipment occurred in early June.

The mill operated at 98% of planned capacity in the second quarter and it is expected that mill production will temporarily increase in the second half of the year as stockpiled ore from the first quarter is processed. Zinc grades are expected to improve in the second half of the year as more working areas are developed in the higher grade areas of the mine. Annual zinc production is estimated at 58,000tonnes for 2007.

8	Management’s Discussion and Analysis	Teck Cominco Limited

Antamina (22.5%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)
Copper-only ore	4,883	4,876	9,060	10,745
Copper-zinc ore	3,150	2,320	6,814	4,000
	8,033	7,196	15,874	14,745

Copper grade ¹(%)	1.16	1.43	1.13	1.45
Zinc grade¹ (%)	3.32	2.31	2.84	2.20
Copper recovery¹ (%)	88.4	90.7	87.8	90.6
Zinc recovery ¹(%)	88.0	85.6	86.4	83.0
Copper production (000’s tonnes)	81.0	89.4	155.4	190.6
Copper sales (000’s tonnes)	63.7	87.7	139.1	172.3
Zinc production (000’s tonnes)	97.1	44.1	169.3	70.4
Zinc sales (000’s tonnes)	106.6	26.7	160.7	60.3
Molybdenum production (000’s pounds)	3,222	3,513	5,106	7,642
Molybdenum sales (000’s pounds)	3,136	4,095	6,995	8,648
Cost of sales (US$ millions - 22.5%)
Operating costs	19	15	43	34
Distribution costs	5	3	9	7
Royalties and other²	20	10	27	21
Company’s share of operating profit ($ millions)	175	211	289	301

Note:

1)    Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

2)    Includes royalties, worker participation and voluntary social contribution.

Our 22.5% share of Antamina’s operating profit in the second quarter was $175 million,which included positive final pricing adjustments of $16 million.This compared with operating profits of $211 million which included $15 million of positive final pricing adjustments.

A change in the mix of ore types mined and substantially lower grades in copper-only ore resulted in lower average copper grades and higher average zinc grades milled in the quarter compared with last year. Continuous improvement initiatives including ore blending and a mine to mill optimization project allowed mill throughput to increase by 12%. The overall result was a 9% decline in copper production and 120% increase in zinc production compared with a year earlier. Molybdenum production declined slightly in the second quarter compared with a year ago also due to the change in the ore mix. The mine expects copper grades to increase in the second half of the year as different areas of the pit are mined and less stockpiled ore is processed.

Copper sales volumes of 63,700 tonnes were significantly lower than last year due to the lower production and timing of sales, as some copper shipments have been delayed to the third quarter. Zinc sales volumes quadrupled to 106,600 tonnes from 26,700 tonnes as a result of the higher production and the timing of sales.

9	Management’s Discussion and Analysis	Teck Cominco Limited

Highland Valley Copper (97%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	9,610	11,595	19,514	22,500
Copper grade (%)	0.399	0.419	0.404	0.394
Copper recovery (%)	93.7	90.5	92.0	90.9
Copper production (000’s tonnes)	35.6	43.8	72.7	80.5
Copper sales (000’s tonnes)	40.8	44.7	75.4	89.3
Molybdenum production (000’s pounds)	845	1,044	1,766	2,256
Molybdenum sales (000’s pounds)	1,008	1,077	1,961	2,160
Cost of sales ($ millions)
Operating costs	86	76	152	150
Distribution costs	9	10	17	20
Operating profit ($ millions)	258	326	436	531

Operating profit in the second quarter was $258 million and included positive final pricing adjustments of $29 million. This compared with operating profit of $326 million in the second quarter of 2006 which had included $62 million of positive final pricing adjustments. After adjusting for final pricing adjustments, operating profit was $229 million in the quarter compared with $264 million in 2006. The reduction was primarily due to lower sales volumes.

Copper production at Highland Valley Copper in the second quarter declined by 19% to 35,600 tonnes. This was due to lower ore throughput and was the result of a harder ore mix from the Highmont and Valley pits during this phase of the mine life extension program. Molybdenum production also declined by 19% in the second quarter compared with a year ago, due to the throughput reduction.

Copper sales volumes were higher than production in the second quarter due to timing of shipments, but were 9% lower than last year as a result of the reduced production levels. Molybdenum sales volumes were 6% lower than last year mainly as a result of the lower production levels. After refining charges and settlement adjustments, the mine realized a molybdenum price of US$28 per pound compared with US$24 per pound a year ago.

The Valley pit east wall push-back is on schedule and one of the two in pit crusher and conveyer systems was relocated to the pit rim by the end of June. The second crusher was relocated in July. With the ongoing development work, Highland Valley’s copper production for 2007 is expected to be approximately 142,000 tonnes compared with 171,000 tonnes in 2006.

Hemlo Gold Mines (50%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Tonnes milled (000’s)	737	837	1,454	1,646
Grade (g/tonne)	3.6	4.1	3.6	4.2
Mill recovery (%)	93.8	94.2	93.7	93.8
Production (000’s ounces)	79.4	102.7	157.4	209.6
Sales (000’s ounces)	77.4	98.2	158.5	209.8
Cash operating cost per ounce (US$)	612	478	575	443
Company’s share of operating profit (loss) ($ millions)	(4)	4	(6)	8

Our share of Hemlo’s operating loss was $4 million in the second quarter compared with an operating profit of $4 million last year as a result of significantly lower gold production.

10	Management’s Discussion and Analysis	Teck Cominco Limited

Gold production at Hemlo declined by 23% to 79,400 ounces in the second quarter compared with last year, but was in-line with revised production forecasts. The backfill failure underground at the Williams mine early this year has resulted in the rescheduling of higher grade stopes. A strategic review of the life of mine plan and operating cost structure is nearing completion.

Cash operating costs increased to US$612 per ounce compared with US$478 per ounce in the second quarter of 2006 due mainly to the effect of the lower production. The average realized gold price in the second quarter was US$668 per ounce, higher than US$629 per ounce in 2006, but was offset by the effect of a stronger Canadian dollar and lower hedging gains.

Pogo Gold Mine (40%)

	Three months ended June 30	Six months ended June 30(1)
100%	2007	2007

Tonnes milled (000’s)	191	297
Grade (g/tonne)	15.0	15.1
Mill recovery (%)	83.5	84.0
Production (000’s ounces)	76.9	121.3
Sales (000’s ounces)	56.7	91.5
Cash operating cost per ounce (US$)	460	N/A
Company’s share of operating profit ($ millions)	-	-

(1)	Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.

The Pogo mine, which began production in early 2006, achieved commercial production in April 2007 and the operation broke even in the quarter. Gold production of 76,900 ounces in the second quarter was lower than full capacity as mill operations are still being optimized. Ore grades were also below plan due to stope sequencing and higher than expected dilution. Efforts to improve mine production and optimize mill recoveries are ongoing and gold production is expected to improve in the third and fourth quarters. Pogo’s cash costs in the second quarter were US$460 per ounce, including the effect of higher inventoried production costs prior to the commencement of commercial production.

Gold sales in the second quarter of 56,700 ounces were lower than production due to the timing of the shipments. The average realized gold price was US$664 per ounce in the quarter.

Elk Valley Coal Partnership (40%)

	Three months ended June 30		Six months ended June 30
100%	2007	2006	2007	2006

Coal production (000’s tonnes)	6,241	5,476	11,355	11,358
Coal sales (000’s tonnes)	6,287	5,762	11,018	10,942
Average sale price (US$/tonne)	101	116	103	119
Average sale price (Cdn$/tonne)	111	133	116	138
Cost of product sold (Cdn$/tonne)	41	40	43	40
Transportation (Cdn$/tonne)	35	37	36	38
Company’s share of operating profit ($ millions)*	79	119	143	246
* Results of the Elk Valley Coal Partnership represent the company’s 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

Our 40% share of Elk Valley’s Coal operating profit in the second quarter was $79 million compared with $119 million last year due mainly to a lower realized coal price, partly offset by higher sales volumes.

11	Management’s Discussion and Analysis	Teck Cominco Limited

Coal sales volumes of 6.3 million tonnes in the second quarter were 9% higher than a year ago, which reflects stronger global demand for hard coking coal in 2007. On a year-to-date basis, coal sales volumes of 11.0 million tonnes were similar to 2006, as the increased volumes in the second quarter were offset by lower volumes in the first quarter of 2007 caused by rail transportation problems.

Unit cost of product sold increased slightly to $41 per tonne in the second quarter of 2007 compared with $40 per tonne in the second quarter of 2006. The unit cost of product sold increased by 8% to $43 per tonne year-to-date in 2007 compared with $40 per tonne in 2006 due primarily to the unplanned shutdowns in the first quarter of 2007 caused by rail transportation problems. Costs were also affected by the labour contracts settled in the second half of 2006 and inflation in the costs of fuel, tires and other consumables.

Transportation costs decreased by 6% to $35 per tonne for the second quarter of 2007 compared with $37 per tonne in the second quarter of 2006. On a year-to-date basis, unit transportation costs decreased by 5% to $36 per tonne compared with $38 per tonne in 2006. The decreases in transportation costs for the quarter and year-to-date are due primarily to lower average selling prices, upon which certain rail and port rates are based. Vessel demurrage costs increased by approximately $2 per tonne for both the second quarter and the year-to-date periods due to the continuing low inventories at the ports and longer vessel wait times caused by the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007.

The labour agreement at Elk Valley’s Cardinal River mine expired at the end of June. Negotiations for a new agreement are in progress.

Costs and Expenses

Administration expense of $34 million in the second quarter was $18 million higher than a year ago mainly due to higher stock-based compensation expense, which reflected the appreciation in the value of the company’s shares.

Interest expense of $21 million in the second quarter was $3 million lower than a year ago as debt levels declined due to the repayment of the Inco exchangeable debentures in the fourth quarter of 2006.

Other income and miscellaneous expenses were $55 million, similar to a year ago. Higher interest income was offset by mark-to-market losses of $8 million on certain exploration company warrants held for investment purposes

Income and resource taxes of $251 million were 34% of pre-tax earnings in the second quarter, slightly higher than the 32% rate recorded in 2006. In the second quarter of 2006, the company recorded a one time tax reduction of $26 million due to the enactment of lower tax rates in Canada.

Earnings from discontinued operation relates to contingent consideration resulting from the sale of our Cajamarquilla refinery that occurred in 2004.

Financial Position and Liquidity

Cash flow from operations before non-cash working capital changes was $579 million in the second quarter compared with $669 million last year. Non-cash working capital changes included final tax installments on 2006 earnings of $125 million and $115 millionrelated to royalties payable on 2006 earnings. Significant tax installments are paid after year end for years such as 2006 when taxable earnings have seen a large increase over the previous year.

Capital expenditures and investments totalled $192 million in the second quarter. Capital expenditures were $143 million of which $41 million was on sustaining capital expenditures, $35 million on the Highland Valley Copper mine life extension project, and $27 million on other development projects. We also made strategic investments of $25 million in the period and invested $24 million into the Fort Hills oil sands project and $40 million on other oil sands leases.

12	Management’s Discussion and Analysis	Teck Cominco Limited

In the second quarter we acquired a further 9.1 million Class B subordinate voting shares under our announced normal course issuer bid at a cost of $416 million bringing the total number of shares acquired under this program to 13.1 million shares at a cost of $577 million.

As a result of the share split, our semi-annual eligible dividend for both classes of shares is now $0.50 per share. The semi-annual dividend totalled $210 millionand was paid on July 3, 2007.

Our cash position declined by $604 million in the quarter to $4.2 billion at June 30, 2007. Long-term debt totalled $1.4 billion, and we had bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $853 million.

Comprehensive Income

The company now reports comprehensive income having adopted the new accounting standards for financial instruments which were effective for Canadian companies on January 1, 2007. The most significant components of other comprehensive income were the unrealized mark-to-market gains on the company’s portfolio of marketable securities and currency translation adjustments on self-sustaining foreign subsidiaries. The company’s marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration projects. These gains are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in regular earnings.

Corporate Development

We have recently taken a number of important steps that we expect will add substantial new, long life copper and oil sands assets to the company’s portfolio.

The most significant step was our offer to acquire all of the outstanding shares of Aur Resources for cash and Teck Cominco shares totalling $4.1 billion. If completed, the transaction would immediately add over 200 million pounds, or 43%, to our annual copper production and is expected to be immediately accretive to our earnings and cash flow. Aur’s primary assets are the Andacollo (90% owned) and Quebrada Blanca (76.5% owned) copper mines in Chile. Aur is currently developing a hypogene deposit at Andacollo that should be completed in 2009. In addition, Aur recently commenced production at its Duck Pond copper-zinc mine in Newfoundland. If successful, the acquisition of Aur will increase our proven and probable copper reserves by approximately 100% and our measured and indicated copper resources by approximately 60% on a contained copper basis. Aur’s Board of Directors has unanimously recommended that Aur shareholders accept the offer. The Support Agreement contains standard deal protection terms including a “no shop” provision and “break fee” of $140 million. The offer to acquire Aur is open for acceptance until August 21, 2007.

In May 2007, Teck Cominco and NovaGold Resources Inc. announced an agreement to form a 50/50 partnership to develop and operate the Galore Creek copper-gold deposit in northwest British Columbia. To earn our 50% interest in the partnership, Teck Cominco will fund approximately US$478 million (C$520 million) in development costs. Thereafter, each company will be responsible for funding its pro rata share of development and operating costs. NovaGold will also be entitled to receive up to US$50 million of preferential distributions once the mine is fully operational if revenues in the first year of commercial production exceed specific established targets. Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually for the first five years of operation. Based on current reserves of over 540 million tonnes and resources of approximately one billion tonnes of ore, there is potential to maintain the initial production rates and extend the current 20+ year mine life. Detailed engineering and final cost estimates are scheduled for completion later this year.

Teck Cominco, Inmet Mining Corporation, Petaquilla Minerals Ltd. and Petaquilla Copper Ltd. announced the approval of a comprehensive work program to advance the development of the Petaquilla Copper Project in Panama. As currently contemplated, annual copper production in the first ten years would be approximately 490 million pounds with an expected mine life of more than 20 years. The agreed work program (estimated to cost

13	Management’s Discussion and Analysis	Teck Cominco Limited

US$24 million) is intended to complete a Front End Engineering and Design (“FEED”) program and an updated Social Environmental Impact Assessment for the project. The work will include programs to advance dialogue with local communities and other potentially affected stakeholders. Teck Cominco will fund the bulk of the costs of the work plan. Teck Cominco has the right to acquire one half of Petaquilla Copper Ltd.’s 52% equity interest in Minera Petaquilla S.A., the Panamanian project company, by funding Petaquilla Copper’s 52% share of development costs through to commercial production. Teck Cominco must make an election prior to March 31, 2008 to either exercise its right to acquire its 26% interest or terminate its rights to any interest in the project. If Teck Cominco exercises its right, and funds the development costs as required to earn its interest, it will be entitled to recoup one-half of the funds expended plus interest prior to any project distributions to Petaquilla Copper. Petaquilla Copper retains the right to fund 26% of the project development costs on its own behalf, in which case Teck Cominco would fund only its 26% equity interest in the project.

On June 28, The Fort Hills Energy Limited Partnership, (Petro-Canada 55%, UTS 30%, Teck Cominco 15%) announced the adoption of the formal design basis for the Fort Hills Project – an integrated oil sands mining, bitumen extraction and upgrading project in Fort McMurray and Sturgeon County, Alberta. The Partnership will proceed with the FEED stage of project development, which should take about 12 months to complete. The FEED process is expected to produce a definitive cost estimate and the basis on which the final development decision on the project will be made. The Fort Hills project is expected to be developed in two phases with the first phase producing 160,000 barrels per day (b/d) of bitumen to be upgraded to 140,000 barrels per day of synthetic crude oil, anticipated to commence in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components for the first phase (excluding FEED engineering and third-party capital) is $14.1 billion. The second phase is expected to double capacity to 280,000 barrels/day of synthetic crude. That phase should be completed by 2014 with additional capital costs estimated at $12.1 billion (also excluding FEED engineering and third-party capital). To June 30, we had contributed $157 million to the project. After we have contributed $850 million to the project our pro rata share of expenditure declines from 34% to 15%.

In April we acquired a 50% interest in Lease 14 from UTS Energy Corporation for a price based on a value of $1.00 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of approximately 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, expected to be completed in the fourth quarter, to a maximum of $250 million or a minimum of $150 million.

Development work is ongoing at the Morelos Gold project located in Guerrero State, Mexico. The work required to finalize the prefeasibility study was nearly complete at the end of the second quarter. This work consists of infill drilling, preliminary engineering design of the facilities, production scheduling and capital and operating cost estimates. Environmental work is ongoing and a socioeconomic advisory team is finalizing plans for community meetings, social baseline studies and land acquisition. Subsequent to quarter end, representatives of the local community blocked access to the site in the context of negotiations over compensation for land acquisition. Work on the project has been stopped and discussions to resolve the issues raised by the communities have been suspended until the blockade is removed.

At our Carrapateena project in South Australia we are awaiting some of the analytical results of our current drill program. Results to date have been encouraging and appear to support the expectation that significant mineralization is present. Metallurgical testwork, resource modelling and environmental baseline studies are continuing. To date we have drilled 75,000 meters on the property and made option payments totalling A$32 million. We may acquire a 100% interest in the property by testing seven additional geophysical targets on the combined tenements and making a final payment based on 66% of the fair market value of the property.

In Brazil, an integrated engineering, technology and exploration team continues to address improvements to the key economic drivers and risk mitigation issues for the Sante Fe and Ipora nickel laterite projects. The exploration group is focusing on grade improvement and resource definition.

14	Management’s Discussion and Analysis	Teck Cominco Limited

Outlook

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management’s Discussion and Analysis.

Effective January 1, 2007, we recorded an asset of $139 million in respect of a contingent receivable related to the 2004 sale of our Cajamarquilla refinery, which was valued based on the zinc forward curve at December 31, 2006. Accounting standards require us to mark this receivable to market at the end of each quarter and these non-cash mark-to-market adjustments will affect our earnings each quarter until the end of 2009.

A large portion of our revenues are dependant on the price of metals on the London Metal Exchange (LME). These prices affect both on-going revenues and final price adjustments. Copper and zinc prices have moved higher in July, but remain volatile and price fluctuations will affect future earnings.

Any strengthening of the Canadian dollar relative to the U.S. dollar, such as occurred subsequent to the end of the quarter, has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.

Our capital expenditures for 2007 are now expected to be approximately $900 million. Of this total, $400 million will be for sustaining and development capital at our producing operations and $500 million will be spent on development projects, which includes our share of spending on the Fort Hills oil sands project ($200 million), the various oil sands properties jointly owned with UTS Energy Corporation ($80 million), the Galore Creek project ($180 million) and the Petaquilla project ($15 million).

Contingencies

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Cominco Metals Ltd.) (“TCML”), TCML’s Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML’s acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river and mixed with substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the U.S.A.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals such as zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and, whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

On June 2, 2006, TCML and its affiliate, Teck Cominco American Incorporated (“TCAI”), entered into a Settlement Agreement (the “Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River (the “Studies”) under the oversight of the EPA. The RI/FS is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. TCML has guaranteed TCAI’s performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate

15	Management’s Discussion and Analysis	Teck Cominco Limited

of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order (“UAO”) purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment (“RA”) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute was not intended to govern the discharges of a facility occurring in another country. That case has proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML’s motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML’s disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the U.S. Supreme Court.

On February 27, 2007, TCML filed a petition for review and reversal with the U.S. Supreme Court. TCML’s petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the U.S. National Mining Association, the U.S. Association of Manufacturers, the Canadian and U.S. Chambers of Commerce and the Consumer Electronics Association.

On June 4, 2007, the U.S. Supreme Court requested the Solicitor General to opine on the petition for review on behalf of the Administration. There can be no assurance that the U.S. Supreme Court will agree to hear TCML’s appeal or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.

Adoption of New Accounting Standards

Effective January 1, 2007, the company adopted the revised CICA Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

16	Management’s Discussion and Analysis	Teck Cominco Limited

Effective January 1, 2007, the company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard’s transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this year.

Financial Instruments

The company holds a number of financial instruments, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. These price participation payments are economically similar to a fixed price forward purchase of zinc. The instruments are all recorded at fair values on the company’s balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operation as appropriate.

17	Management’s Discussion and Analysis	Teck Cominco Limited

The unrealized mark-to-market loss on our derivatives and financial instruments totalled $26 million as at June 30, 2007.

Quarterly Earnings and Cash Flow

($ in millions, except per share data)
	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	1,561	1,340	2,088	1,632	1,546	1,273	1,343	1,150	994	928
Operating profit	764	620	1,167	876	894	624	686	550	407	319
Net earnings	485	360	866	504	613	448	510	405	225	205
Earnings per share	$1.14	$0.83	$2.01	$1.17	$1.48	$1.09	$1.25	$1.00	$0.55	$0.51
Cash flow from continuing operations (before changes to working capital items)	579	441	829	647	669	461	555	474	332	286

Outstanding Share Data

Effective May 7, 2007 we split our Class A common and Class B subordinate voting shares on a two-for-one basis. All per share amounts in this discussion and analysis have been restated to reflect the split. As at July 27, 2007 there were 410,022,978 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 4,235,206 director and employee stock options outstanding with exercise prices ranging between $3.20–$43.74 per share. More information on these instruments and the terms of their conversion is set out in Note 17 of the company’s 2006 year end financial statements.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Cautionary Statement on Forward-Looking Information

This news release contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook”, but also elsewhere in this news release, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of

18	Management’s Discussion and Analysis	Teck Cominco Limited

plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions and that there are no material unanticipated variations in the cost of energy or supplies.

19	Management’s Discussion and Analysis	Teck Cominco Limited

Form 52-109F2 – Certification of Interim Filings

I, Donald R. Lindsay, President and Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Teck Cominco Limited (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:   August    10th  , 2007

“ Donald R. Lindsay”

Donald R. Lindsay

President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Ronald A. Millos, Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Teck Cominco Limited (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:   August    10th  , 2007

“Ronald A. Millos”

Ronald A. Millos

Chief Financial Officer